UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 23,624 ELECTRIC VEHICLES IN SEPTEMBER 2026 IN VIETNAM

Hanoi, October 13, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced preliminary domestic Vietnam deliveries of 23,624 electric vehicles (“EVs”) for September 2026, representing an increase of 17% compared to the previous month. Year to date, the Company has delivered a preliminary total of 177,697 EVs to customers in Vietnam, maintaining an average monthly delivery volume of approximately 20,000 vehicles and reaffirming its leadership in the domestic automotive market.

Notably, the VF 3 was VinFast’s best-selling model in September, with 6,474 vehicles delivered during the month. The Limo Green ranked second with 5,027 vehicles delivered. The VF 6 recorded deliveries of 3,083 vehicles, followed by the combined deliveries of the VF 5 and the Herio Green, a model derived from the VF 5, totaling 2,472 vehicles. The Minio Green and the VF 2, a model derived from the Minio Green, recorded combined deliveries of 2,433 vehicles. The VF 8 recorded 1,494 vehicles delivered, while the VF 7 recorded 1,092 vehicles delivered.

For the first nine months of 2026, the VF 3 and the Limo Green were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 42,272 and 40,018 vehicles, respectively. The Company also delivered 30,420 VF 5 and Herio Green vehicles, and 19,026 VF 6 vehicles during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes:

Preliminary delivery results are subject to change and may differ from the final number of deliveries recognized as vehicle sales revenue for the period following the year-end audit. All information in this announcement regarding vehicle deliveries in Vietnam, including monthly, monthly growth, and year-to-date data, excludes vehicles delivered in Vietnam pursuant to sales agreements that provide for subsequent export of such vehicles to international markets.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and the Company’s internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: October 13, 2026	By:	/s/ Nguyen Thi Lan Anh
	Name:	Nguyen Thi Lan Anh
	Title:	Director and Chief Financial Officer

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